EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NIKE, Inc. has 44 wholly-owned subsidiaries, 7 of which operate in the United States, and 35 of which operate in foreign countries. All of the subsidiaries, except for NIKE IHM, Inc., Triax Insurance, Inc., and NIKE (Suzhou) Sports Company, Ltd. carry on the same line of business, namely the design, marketing distribution and sale of athletic and leisure footwear, apparel, accessories, and equipment. NIKE IHM, Inc., a Missouri corporation, manufactures plastics and Air-Sole shoe cushioning components. Triax Insurance, Inc., a Hawaii corporation, is a captive insurance company that insures the Company for certain risks. NIKE (Suzhou) Sports Company, Ltd., a Chinese corporation, manufactures footwear and Air-Sole shoe cushioning components in the People’s Republic of China.